1-10254

TSYS®

03016714

ARIS

RECD S.E.C.

MAR 1 1 2003

1086

P.E. 12/31/02

TOTAL SYSTEM SERVICES INC

PROCESSED

MAR 1 2 2003

THOMSON FINANCIAL

x20

PEOPLE. SERVICE. TECHNOLOGY. 2002 ANNUAL REPORT



TSYS ×20

People
Service
Technology



ON THE COVER: 2003 marks a yearlong celebration of 20 years of people, service and technology — TSYS x20.

TABLE OF CONTENTS

OUR BEGINNING	3
THE GROWTH OF TSYS	4
TS2 SETS THE STANDARD	7
GLOBAL EXPANSION	8
OUR FUTURE	11
LETTER TO SHAREHOLDERS	12
FINANCIAL HIGHLIGHTS	15
20-YEAR TIMELINE	18
PEOPLE	20
SHAREHOLDER INFORMATION	21

This is the story of TSYS. It is a story about vision, hard work and technological innovation. But more specifically, it is a story about our first 20 years of sustained growth. And of the five pivotal events that drove our growth and continue to shape our exciting future.


1 OUR BEGINNING
1983
2 THE GROWTH OF TSYS
1990
3 TS2 SETS THE STANDARD
1994
4 GLOBAL EXPANSION
1999
5 OUR FUTURE
2003


1

IT STARTED WITH AN IDEA ...
AND WHAT AN IDEA
IT TURNED OUT TO BE.

1983	1984	1985	1986	1987

↑

Every successful company has its defining moment. Ours came in 1983 with the formation of TSYS® from Columbus Bank and Trust Company® (CB&T®). The genesis of that move happened years before, when CB&T offered its customers one of the country's first charge cards. We began in the back office of a southwest Georgia bank with a handful of clients and a first-generation accounting and bankcard processing system. The opportunity for TSYS was tremendous then — and even more so today. Payments worldwide continue to shift from cash and checks to electronic forms, and TSYS is an integral link in that expansion. In the span of just 20 years, we have become a leading global processor of payments and transactions, and the second-largest card processor in the world. During that time, our account base grew from a few hundred thousand to more than 245 million, and the number of team members rose from 128 to more than 5,000. And, we continue to expand our data processing capabilities. In 2002, we processed 6.9 billion transactions for clients around the globe. An impressive figure, yes, but the way we see it — even after 20 years — TSYS is just getting started.

IN 1990, THE AT&T UNIVERSAL CARD GAVE US SOMETHING THAT COULD

NEVER BE TAKEN AWAY.

1987 1988 1989 1990 1991

↑

At TSYS, we grow best by meeting challenges. In 1990, having just completed a $20 million expansion of our data and production center, TSYS became the exclusive processor for AT&T's new Universal Card, a card that would change the dynamics of the entire market. This relationship set a superior precedent for customer service and processing technology. It also gave TSYS the confidence to reach for more, to challenge our competitors — and win. As the AT&T portfolio eventually grew to more than 30 million accounts, it established TSYS as a national player, one capable of processing tens of millions of accounts, while providing superior customer service. The marketplace agreed. The AT&T relationship positioned TSYS to process other large clients, some of the most recognized brands in the world. Today, we provide processing services for hundreds of millions of accounts, and we continue to treat our clients — regardless of their size — the way we want to be treated. Our philosophy of innovation and integrity is working. We are the largest provider of processing services to retailers that manage their own card programs, the world's largest processor of commercial cards, the sole processor for the federal government's SmartPay commercial accounts, and we service more international accounts than any other third-party processor. But our story doesn't end there. In 2002, we processed approximately $24 billion in student loans and grants issued by the U.S. Department of Education. Here we go again.



2


1983: 3.3 MILLION ACCOUNTS
1990: 22.4 MILLION ACCOUNTS
2002: 245.9 MILLION ACCOUNTS


3

IN 1994, TSYS LAUNCHED WHAT WAS THEN THE MOST ADVANCED PROCESSING PLATFORM IN THE INDUSTRY.

ALMOST A DECADE LATER, IT STILL IS.

1992 1993 1994 1995 1996

At TSYS, we develop technology that supports the ever-changing needs of our clients' customers. Such is the case with TS2®, the most technologically advanced payment processing system ever. TS2 was an investment in our future. Its features and functionality completely changed the face of the card-processing industry. Today, through continued enhancements, TS2 helps position TSYS to be the market's dominant processor. Designed to increase the speed to market of new products, TS2 gives our clients a competitive edge by allowing them quickly to design and implement card programs that match their customers' constantly changing lifestyles. That alone gives us an extraordinary advantage — one that we'll continue to leverage in the future. For example, our commercial, stored-value, electronic-benefits and debit processing systems were built around the flexibility and ingenuity of the TS2 architecture. But TS2 is not limited to card-related transactions. Today, its capabilities extend to other applications like student loans. Opportunities also exist in such industries as healthcare and utilities. Talk about return on investment.

TSYS FIRST EXPANDED OUTSIDE NORTH AMERICA IN 1999.

THREE CONTINENTS, SEVEN LANGUAGES AND 16 CURRENCIES LATER, OUR INTERNATIONAL FOOTPRINT CONTINUES TO GROW.

1997 1998 1999 2000 2001

↑

Our move to Europe in 1999 was based on our successful expansion into Mexico in 1994, and then to Canada in 1996 — where today we are the largest third-party processor, serving more than 32 percent of bankcards in Canada. And in Europe, card transaction volumes are growing by 18 percent a year. Most card accounts are still processed on older, less efficient in-house systems — a prime opportunity for TS2. In 2000, we entered the Asia-Pacific region, one of the world's largest card markets, by purchasing majority ownership of GP Network Corporation, a payments gateway for more than 116,000 merchants in Japan. Acceptance of electronic payments is expanding around the world. Today, industry estimates put the number of bankcards — including credit and debit — in use worldwide at almost 1.69 billion, and TSYS is busy tapping that opportunity. International clients represent approximately 15 percent of TSYS' total revenue. **Yet, we serve less than 5 percent of all card accounts outside the United States, which leaves us a world of opportunity.**

4



5



FOR THE PAST 20 YEARS, OUR CORE COMPETENCY HAS BEEN CARD PROCESSING.

TODAY, WE'RE MOVING

BEYOND CARDS.

1999	2000	2001	2002	2003

↑

When you get right down to it, payment processing is primarily about data — receiving, storing and distributing data. If you're good at that, like TSYS, you can apply it to new opportunities, such as processing student grant- and loan-funding for the U.S. Department of Education. We're also good at streamlining complex business processes. So good, in fact, that we created a powerful new Web-based workflow management system. It's called TSYS ProphIT℠. It began as a tool to help customer service representatives work more effectively and efficiently, providing a complete picture of all the relationships our client has with an individual customer — mortgage, deposit, securities or credit cards — regardless of the system housing them. TSYS ProphIT is just one of many products that complement our core processing and add incremental value to our clients' businesses. You see, at TSYS, our future isn't limited by our past; it's enhanced by it. So, we can take our skill and expertise in payment processing and offer a broad spectrum of industries the ease, convenience and trust of dealing with one relationship. **Proving that for TSYS, the best is yet to come.**

LETTER TO SHAREHOLDERS



Dear Fellow Shareholders:

Two decades in business is a milestone for any company. But for a company like TSYS, a company founded on an innovative idea, it represents more than that. For us, the 20-year mark is a testament to our faith in the TSYS vision.

I was there when CB&T bought its first computer and also on that January morning when TSYS began. So in a sense, this is a milestone for me, as well. I can honestly say that when our company started, no one knew what form TSYS would take in 20 years. But we were certain of one thing: TSYS would be successful. And time has not proven us wrong. That said, this letter isn't a remembrance of our past, but rather an affirmation of the great future that we now share together.

Another year of growth. The story of TSYS is a story of sustained growth. In our case, 20 years of double-digit increases in net income. 2002 was no exception.

We met our financial goals and produced perhaps one of our best performances ever in light of the demands on our team members and leaders and the uncertain economic environment. Net income for 2002 increased 20.5 percent to $125.8 million. Congratulations to the TSYS family!

I am, however, disappointed with the performance of our share price in 2002. Although many excellent public companies saw their stock prices fall during the year, we are managing TSYS for the long-term investor, looking for consistent, above-average shareholder return. We are building a top performer and industry leader over many years.

As a result of our hard work, strategic position and strong fundamentals, we anticipate that 2003 will be another record year.

Another 20 years of opportunity. As I walk through our corporate campus each morning, I can see our 20 years of success in the enthusiastic and committed faces of the team members I encounter. But many new opportunities now lie before us.

Our foundation of transaction processing is strong and growing. Accounts on file continue to increase organically 10 percent to 12 percent each year, fueled by a global shift away from paper-based transactions and towards electronic transactions. TSYS derives its revenue from these transactions and the services that support the card business. As electronic transactions increase, so does our recurring revenue. Consider that 55 percent of domestic consumer accounts are processed inhouse by less efficient legacy systems, and you can begin to appreciate our company's true growth potential over the next 20 years.

Increasing our international footprint. New opportunities abound for TSYS. We currently service less than 5 percent of all card accounts outside the United States. We expect to grow that number aggressively, using the power and flexibility of our advanced processing platforms as replacements for outdated legacy systems.

In 2002, we strengthened our already dominant card-processing position in Canada, signing a multiyear agreement to add Sears Canada's nine million retail-card accounts. We also extended our processing agreement with Canadian Tire Financial Services until 2010, and expanded this relationship to include converting the company's existing paper gift certificates to electronic gift cards. In separate agreements with CIBC, TSYS announced it would process its Visa and American Express portfolios — making us the first third-party processor in North America to service both Visa and American Express portfolios for the same client.

We continued to increase our footprint in Europe by finalizing a five-year agreement with Barclaycard, one of Europe's largest credit-card issuers, to process a portfolio it recently acquired. We also signed a letter of intent with Bank of Ireland to convert and process its consumer and commercial accounts.

We remain focused on building our brand and relationships throughout the world.

Expanding in new directions. Diversifying our offerings provides TSYS with profitable ways to serve new and existing clients. A good example is TOTAL ACCESS®, an online relational database that allows TSYS clients to develop ad-hoc queries and reports any time without programming. Other value-added TSYS services help with new account acquisition, fraud control and portfolio management. In 2002, value-added services accounted for nearly 13 percent of overall revenue — up more than 16 percent from the previous year.

Taking another look at the things we do best — technology and customer care — has also led to our most exciting new product, TSYS ProphIT. A Web-based process management system, TSYS ProphIT was created initially for our own use. But we soon realized we had a product that could be used by a variety of institutions — banks, retailers, insurance companies, utilities and healthcare to name a few. TSYS ProphIT helps automate manual decisions and processes, allowing our clients to more efficiently and effectively manage multiple relationships with their customers, saving them time and money.

Diversifying our products is also a way to generate revenue. We stepped outside the traditional processing arena with our $120 million agreement to process student grants and loans for the U.S. Department of Education. Opportunities like this are everywhere. When you think about a "transaction" in its simplest form as an information exchange, the possibilities for TSYS to use its expertise can be seen in almost every industry.

People, service and technology. The one thing that hasn't changed in our 20-year history is how we run our business. The same foundation that makes TSYS successful today was here from day one: our people, our innovative technology and our obsession for quality service and getting it right for our customers the first time. Going forward, we will continue to build our company's future on that vision.

I always tell our new team members during their orientations that I envy them. I'm not sure any of us who were here on that January morning in 1983 could have dreamed TSYS would grow into the wonderful company it is today. I can only imagine what team members hired this year will experience during the next chapter in TSYS' history.

We have all the building blocks of a dynamic company, because we are a dynamic company. Our industry is burgeoning. Our foundation and values are strong. Our people are the most enthusiastic and dedicated in this industry — or any industry. Our management team possesses the experience and integrity needed to succeed in today's business environment. Our Board of Directors represents our shareholders with the highest level of integrity, honesty, common sense and business expertise. Our TS2 technology leads the transaction-processing world. And, our relentless focus on customer service continues to create strong relationships in the marketplace.

What do the next 20 years hold for TSYS? No one can say for sure, but if the first 20 years are any indication, I'm sure it will be beyond our imagination. I invite you to be a part of it. Because, for me, and I think for you, the best is yet to come.

Sincerely,



Richard W. Ussery
Chairman of the Board and
Chief Executive Officer

FINANCIAL HIGHLIGHTS

(dollars in thousands except per share data)	2002	2001	Percent Change
Years ended December 31,			
Revenues	**$ 955,133**	$ 892,321	7.0
Operating income	**157,672**	137,703	14.5
Net income	**125,805**	104,418	20.5
Basic earnings per share	**.64**	.54	19.1
Diluted earnings per share	**.64**	.53	19.3
Return on average equity	**22.7%**	22.7%	
Operating margin	**16.5%**	15.4%	
Net profit margin	**13.2%**	11.7%	
At December 31,			
Total assets	**$ 782,868**	$ 656,554	19.2
Shareholders' equity	**602,206**	507,330	18.7

BOARD OF DIRECTORS

Front Row, From Left: Lovick P. Corn*; Griffin B. Bell*; Rebecca K. Yarbrough; Richard W. Ussery; William B. Turner; James H. Blanchard **Second Row, From Left:** Mason H. Lampton; John P. Illges, III; Philip W. Tomlinson; Sidney E. Harris; Alfred W. Jones III; G. Wayne Clough **Third Row, From Left:** Walter W. Driver, Jr.; Gardiner W. Garrard, Jr.; H. Lynn Page; Thomas G. Cousins*; James D. Yancey; Richard H. Bickerstaff* **Fourth Row, From Left:** Samuel A. Nunn*; Richard Y. Bradley; W. Walter Miller, Jr.; George C. Woodruff, Jr.*

*Director Emeritus



OUR EXECUTIVE TEAM



From Left: James B. Lipham, Executive Vice President and Chief Financial Officer; M. Troy Woods, Executive Vice President; Kenneth L. Tye, Executive Vice President and Chief Information Officer; William A. Pruett, Executive Vice President.

From Left: Richard W. Ussery, Chairman of the Board and Chief Executive Officer; Philip W. Tomlinson, President.



THE FORMATIVE YEARS

1983

TSYS was formed in January and began trading as a public company in August.

1984

TSYS initiated the Employee Stock Purchase Plan in October.

1985

TSYS put a new bankcard authorizing system in production, interfacing with VISA, MasterCard and National Data Corporation. This system processed approval requests from merchants all over the world 24 hours a day, seven days a week.

1986

North Carolina National Bank, a forerunner of today's Bank of America, chose TSYS to process its 600,000 cardholder accounts.

1987

Net income rose to record levels as TSYS continued to develop enhancements to "THE TOTAL SYSTEM," allowing TSYS to meet the ever changing processing needs of its clients.

1988

TSYS encoded and embossed more than 65 tons of plastic to produce more than 13 million cards.

1989

In June, TSYS common stock began trading on the New York Stock Exchange under the symbol "TSS."

1990

In March, TSYS signed an agreement with AT&T to process the new AT&T Universal Card, which grew to more than 30 million accounts.

1991

TSYS received the U.S. Department of Labor's highest and most prestigious award for its Quick Start program, which offered on-the-job training in computer languages and programming.

1992

TSYS acquired Mailtek, Inc., in Atlanta, Ga., and Lincoln Marketing, Inc., in Moorestown, N.J. Today, they operate as a division of TSYS known as Business Process Management.

EXPONENTIAL GROWTH

OUR FIRST 20 YEARS

THE GLOBAL STAGE

1993

Two new products, the MasterCard Purchasing Card and the Visa Check Card, helped increase acceptance of electronic transactions, which increased TSYS' recurring revenue.

1994

TSYS launched TS2, which would become the industry's most advanced electronic payment processing system. First Omni Bank migrated the first 750,000 accounts to the new system.

1995

TSYS aligned with a 13-bank consortium to launch what is today known as TSYS Mexico. TSYS benefits were expanded to include a Profit Sharing Plan, Stock Purchase Plan, Money Purchase Pension Plan and 401(k).

1996

In May, Visa U.S.A. and TSYS joined to create Vital Processing Services®, a new merchant-services provider. TSYS now touches the entire payment circle.

1997

As a part of the Synovus family, TSYS was instrumental in Synovus being ranked 11th on *FORTUNE* magazine's list of "The 100 Best Companies to Work For" in America.

1998

TSYS signed Sears and began the largest migration of accounts in the industry's history. TS2 was enhanced to support multiple languages and currencies on a single platform.

1999

TSYS Europe was formed. TSYS opened a client support office in York and a data centre in Harrogate, England.

2000

TSYS signed processing agreements with AIB and the Royal Bank of Scotland Group, plc, the 15th-largest card issuer in the world. TSYS opened a sales office in Japan to serve the Asia-Pacific region and also purchased a controlling interest in GP Network Corporation.

2001

TSYS began development on the industry's newest debit- and stored-value processing systems built on TS2 architecture.

2002

TSYS acquired two new companies, ProCard® and TSYS Total Debt Management℠. These wholly owned subsidiaries expanded TSYS' offerings to include more detailed online management reporting for commercial clients, third-party debt collections and bankruptcy management.

PEOPLE

Management

Richard W. Ussery
Chairman of the Board &
Chief Executive Officer

James H. Blanchard
Chairman of the Executive
Committee

Philip W. Tomlinson
President

G. Sanders Griffith, III
General Counsel & Secretary

Kenneth L. Tye
Executive Vice President &
Chief Information Officer

M. Troy Woods
Executive Vice President

James B. Lipham
Executive Vice President &
Chief Financial Officer

William A. Pruett
Executive Vice President

Group Executives

Bruce L. Bacon
Ronald L. Barnes
Connie Cartledge Dudley
Ryland L. Harrelson
Anthony W. Hodge
Stephen W. Humber
William T. Hunt
Gaylon M. Jowers, Jr.
Colleen W. Kynard
Andrew W. Marks
Richard A. Marks
Clifford B. Mason
W. Allen Pettis
Stanley H. Pipes, Jr.
B. Wayne Smith
Mary M. Stewart
Betty S. Waldrep
Dorenda K. Weaver
Debra J. Wohlrab

GP Network Corporation

Hitoshi Kondo
President

ProCard, Inc.

Bruce K. Baude
President &
Chief Executive Officer

Columbus Productions, Inc.

Gracie H. Allmond
President

TSYS Total Debt Management, Inc.

Charles F. Kinney
President &
Chief Executive Officer

Richard T. de Mayo
Chairman of the Board

Board of Directors

Griffin B. Bell*
King & Spalding
Senior Partner

Richard H. Bickerstaff*
Broken Arrow Land
Company L.L.C.
Manager

James H. Blanchard
TSYS
Chairman of the
Executive Committee
Synovus
Chairman of the Board &
Chief Executive Officer

Richard Y. Bradley
Bradley & Hatcher
Attorney at Law

G. Wayne Clough
Georgia Institute of
Technology
President

Lovick P. Corn*
W.C. Bradley Co.
Advisory Director

Thomas G. Cousins*
Cousins Properties
Incorporated
Chairman of the Board

Walter W. Driver, Jr.
King & Spalding
Chairman

Gardiner W. Garrard, Jr.
The Jordan Company
President

Sidney E. Harris
Georgia State University
J. Mack Robinson College
of Business
Dean

John P. Illges, III
The Robinson-Humphrey
Company, Inc.
Senior Vice President,
Retired

Alfred W. Jones III
Sea Island Company
Chairman of the Board &
Chief Executive Officer

Mason H. Lampton
The Hardaway Company
Standard Concrete Products
Chairman of the Board &
President

W. Walter Miller, Jr.
TSYS
Group Executive, Retired

Samuel A. Nunn*
King & Spalding
Senior Partner

H. Lynn Page
TSYS
Columbus Bank and
Trust Company
Synovus
Vice Chairman of the
Board, Retired

Philip W. Tomlinson
TSYS
President

William B. Turner
Columbus Bank and
Trust Company
Synovus
Chairman of the Executive
Committee
W.C. Bradley Co.
Advisory Director

Richard W. Ussery
TSYS
Chairman of the Board &
Chief Executive Officer

George C. Woodruff, Jr.*
Real Estate Developer

James D. Yancey
Columbus Bank and
Trust Company
Chairman of the Board
Synovus
President & Chief Operating Officer

Rebecca K. Yarbrough
Private Investor

***Directors Emeritus**

SHAREHOLDER INFORMATION

NEW ONLINE SERVICES

You can now purchase your initial shares online at tsys.com. And TSYS now makes it easy and convenient to get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

tsys.com

- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish/change your PIN
- View payment history for dividend
- Make address changes
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting materials electronically

Corporate Headquarters
TSYS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TolSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Dividend Reinvestment and Direct Stock Purchase Plan over the phone at +1.800.503.8903.

New Investors. You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and Transfers of Shares. You can make gifts or transfers to others.

Sale of Shares. You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

For an enrollment package, contact our automated request line at +1.800.503.8903.

Form 10-K
A copy of the company's 2002 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held on April 17, 2003, at 10 a.m. EDT at the Columbus Museum in Columbus, Ga.

Independent Auditors
KPMG LLP
Atlanta, Ga.

Shareholder Services
Analysts, investors and others seeking additional information not available at tsys.com should contact:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120
+1.706.649.5220
leoberard@tsys.com

Current shareholders requiring assistance should contact Mellon Investor Services as listed below:

Regular Mail
P.O. Box 3315
South Hackensack, NJ 07606-1915

Registered Mail or Overnight Delivery
85 Challenger Road
Ridgefield Park, NJ 07660

Telephone Inquiries
+1.800.503.8903

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

CORPORATE HEADQUARTERS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com